SUTHERLAND ASBILL & BRENNAN LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

202.383.0100 Fax 202.637.3593

www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

January 27, 2017

Via EDGAR

James O’Connor

Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Medley Capital Corporation Registration Statement on Form N-2 Filed on December 15, 2016 File No. 333-208746

Dear Mr. O’Connor and Ms. Churko:

On behalf of Medley Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Company on January 3, 2017, January 12, 2017, and our follow up discussions thereafter, with respect to the Company’s registration statement on Form N-2 (the “Registration Statement”) filed with the SEC on December 15, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Post-Effective Amendment No. 3 to the Registration Statement filed on January 27, 2017.

1.	In the “Selected Financial and Other Data” table on page 44 of the Registration Statement, please also include the following as a line item: (i) weighted average yield; and (ii) total investment return, as calculated according to Instruction 14 to Item 4.1 of Form N-2.

Response: The Company has included the requested disclosure in the “Selected Financial and Other Data” table.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

January 27, 2017

2.	Please provide a representation that the Company reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Please also provide a general explanation as to why the Fund believes it can cover its commitments.

Response: The Company hereby confirms to the Staff that it believes that its assets provide adequate coverage to satisfy all of the Company’s unfunded commitments. The Company can use its cash, liquidate a cash equivalent or draw on its revolving credit facility in order to satisfy any such unfunded commitments.

3.	On page 57 of the Registration Statement, under the sub-heading “Distributions”, the Staff notes the table that summarizes the dividend distributions during the year ended September 30, 2016. Please disclose in the table the percentage of each distribution that constituted a return of capital.

Response: The Company advises the Staff on a supplemental basis that none of the Company’s distributions for the fiscal year ended September 30, 2016 constituted a return of capital. The Company respectfully refers the Staff to the Notes to Consolidated Financial Statements, “Note 2. Significant Accounting Policies – Federal Income Taxes”, on page F-32 of the Registration Statement, which includes a table that identifies the amount of distributions that constituted a return of capital.

4.	On page 61 of the Registration Statement under the sub-heading “Valuation of Portfolio Investments”, the Company describes its valuation procedures. Please inform the Staff what percentage of the loans in which the Company is currently invested in are valued using an independent third-party valuation firm.

Response: The Company advises the Staff on a supplemental basis that pursuant to its valuation policies and procedures, each of its investments are valued by an independent third-party valuation firm at least twice per fiscal year (as of the September 30 fiscal year end, and in one additional fiscal quarter-end within the fiscal year end). In addition, the Company maintains a “watchlist” for investments that are either non-performing or experiencing non-routine challenges. Pursuant to the Company’s valuation policy, once an asset is placed on the watchlist, an independent third-party valuation firm conducts a valuation analysis every quarter rather than twice per year.

5.	On page 63 of the Registration Statement under the sub-heading “Federal Income Taxes”, the Staff notes the following disclosure: “[d]epending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year and pay a 4% excise tax on such income, as required.” Please disclose whether and, if so, the extent to which the Company has chosen not to make investment company taxable income (“ICTI”) distributions in prior years (and in effect borrowed at a 4% rate).

January 27, 2017

Response: The Company advises the Staff on a supplemental basis that, with the exception of its first calendar year (i.e., its inception in 2011), the Company has distributed at least 98% of its ICTI in each calendar year of its existence and thus was not required to pay the 4% excise tax on undistributed income. The Company further advises the Staff that, for the 2016 calendar year, it is still analyzing the amount of interest on defaulted securities that should be considered part of ICTI and has not yet determined whether it will be required to pay an excise tax. Should the Company find that it has distributed less than 98% of ICTI in 2016, it will accrue for the proper excise tax amount for the quarter ended December 31, 2016.

6.	On page 69 of the Registration Statement under the sub-heading “Risk Management”, the Staff notes the following disclosure: “In particular, our investment transactions will be diversified by asset type, transaction size, industry and geography.” To avoid investor confusion because the Company is “non-diversified” under Section 5(b)(2) of the Investment Company Act of 1940, as amended, please use a term other than “diversified”.

Response: The Company has revised the disclosure as requested.

Accounting Comments

7.	With respect to the disclosure beginning on page 54 of the Registration Statement under the sub-heading “Contractual Obligations and Off-Balance Sheet Arrangements”, please provide a representation and explain to the Staff that the Company reasonably believes that its assets will provide adequate coverage to satisfy all of its unfunded commitments.

Response: The Company hereby confirms to the Staff that it believes that its assets provide adequate coverage to satisfy all of the Company’s unfunded commitments. The Company can use its cash, liquidate a cash equivalent or draw on its revolving credit facility in order to satisfy any such unfunded commitments.

8.	In the “Senior Securities” table on page 64 of the Registration Statement, please provide the Company’s calculation for “Asset Coverage Per Unit” for September 30, 2016 for each category of senior securities, and explain the calculation as well as its methodology. Please also confirm that the calculation and methodology is the same for each category of senior securities.

January 27, 2017

Response: Asset coverage per unit is the ratio of the carrying value of the Company’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness. In addition, the Company confirms that the calculation and methodology is the same for each category of senior securities.

9.	Please confirm that the Company’s loan participation agreements are reflected in the “Senior Securities” table on page 64 of the Registration Statement.

Response: The Company advises the Staff on a supplemental basis that none of its loan participations are included in the “Senior Securities” table in light of the fact that each of the Company’s loan participations qualifies as a “true sale” under ASC 860, Transfers and Servicing.  The Company hereby confirms that, with respect to each of its loan participations, it has surrendered control over the assets that are subject to the loan participation agreement to the transferee.  The Company’s representation is based upon the fact that, in each case, the Company’s loan participation agreements satisfy the following conditions:

a)	The transferred assets have been isolated from the Company — put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

b)	The transferee has the right to pledge or exchange the assets (or beneficial interests) it received and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

c)	The Company does not maintain effective control over the transferred assets through either: (i) an agreement that entitles and/or obligates the Company to repurchase or redeem the assets before maturity, or (ii) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

10.	Reference is made to the “Investments” section of the Registration Statement beginning on page 75. In footnote 11 to the “Investments” table, please disclose the aggregate percentage of the Company’s assets that are non-qualifying assets. Please note that this was a previously issued Staff comment and the Company made the representation that it would make this disclosure in future filings. Please confirm that the Company will make this disclosure in the Form 10-K and all future filings.

January 27, 2017

Response: The Company has revised its disclosure to include the aggregate percentage of its non-qualifying assets, as requested, and will undertake to provide the requested disclosure in the “Investments” table in future filings.

11.	With respect to the Consolidated Statements of Assets and Liabilities on page F-4 of the Registration Statement, please confirm that the Company has conducted an analysis under Rule 3-09 and Rule 4-08 under Regulation S-X with respect to its control investments.

Response: The Company hereby confirms to the Staff that it has undertaken an analysis of its control investments, as of September 30, 2016, in order to ensure that separate financial statements or summarized financial information with respect to those investments are not required. Such analysis included the three tests outlined in Article 1-02(w) of Regulation S-X and was performed in accordance with publicly available guidance issued by the Staff related to Rules 3-09 or 4-08(g) of Regulation S-X. The Company confirms that the results of this analysis confirmed that none of its control investments triggered the requirements of either Rule 3-09 or 4-08(g) of Regulation S-X.

12.	With respect to the disclosure in the first sentence of the second paragraph under the sub-heading “Loan Participation Sales” on page F-38 of the Registration Statement, please confirm that the interest and principal payments to the sub-participant is included in the “Interest and financing expenses” line item of the Consolidated Statement of Operations, as well as the “Interest payments and borrowed funds” line item of the “Fees and Expenses” table. Since loan participation sales are considered secured borrowings, it should be included in the Consolidated Statement of Operations and should not be netted against interest income, as well as included in the “Fees and Expenses” table.

Response: The Company respectfully refers the Staff to its response to comment number 9 above. In light of the fact that each of the Company’s loan participations qualifies as a “true sale” under ASC 860, Transfers and Servicing, the interest and principal payments to the sub-participant is not included in the “Interest and financing expenses” line item of the Consolidated Statement of Operations, nor is it included in the “Interest payments and borrowed funds” line item of the “Fees and Expenses” table. In addition, as the Company’s loan participations are all “true sales”, they are not considered secured borrowings and therefore the Company does not believe that they should be included in the Consolidated Statement of Operations or the “Fees and Expenses” table.

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January 27, 2017

We have been advised by the Company that it acknowledges that:

•	it is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Harry S. Pangas at (202) 383-0805, Payam Siadatpour at (202) 383-0278, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

Cc:	Harry S. Pangas, Esq. Payam Siadatpour, Esq.